July 1, 2005

      Room 4561


David Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

Re:	Website Pros, Inc.
	Amendment No. 1 to Form S-1
      Filed on June 8, 2005
	File No. 333-124349

Dear Mr. Brown:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form S-1

General
1. We note your response to prior comment 4. As previously requested, please clarify for us whether the fees associated with the Jupiter Research and International Data Corporation Reports are nominal. Prospectus Summary, page 1
2. We reissue prior comment nine from our last letter dated May
27,
2005. We requested that you revise the italicized paragraph to clarify that the summary contains the material terms of the offering.
Instead, it appears that you revised to state only that your summary does not contain all information important to investors. Please revise.

Our Business, page 1
3. We note your response to our prior comment 11 adding strategic
relationship disclosure to your business discussion.   In the
summary, please briefly clarify that you do not have any agreements with Network Solutions and IBM.
Recent Acquisitions, page 3
4. We reissue comment 13 from our last letter. Please disclose the total amount of non-cash consideration paid to acquire Leads.com, Inc. and substantially all of the assets of E.B.O.Z., Inc., including the contingent amount of 927,624 additional shares as disclosed on page 24. We note that on page F-47, you already disclose the estimated fair value of Leads.com as totaling $12,880,000.
Risk Factors, page 7
Our systems, and those of our co-location provider, are vulnerable to natural disasters . . ., page 10
5. Please revise this risk factor to clearly convey to investors that you do not own or lease a co-location facility, but rather hold a contract with a third party that provides co-location facility and services.

We may be unable to protect our intellectual property adequately or cost-effectively. . . , page 13
6. Please revise this risk factor or create a separate risk factor to specifically address the risk of your dependence on open source code, as mentioned on page 60 of this prospectus, and how your use of such unprotected open source code, even if only a portion of your overall subscription service programming. Further, please revise your business section to specifically address the extent to which your third party providers utilize open source code in your products.

Use of Proceeds, page 19
7. We reissue comments 20 and 21 from our last letter. While you state that you have not made any specific plans with respect to the use of the net proceeds, we note your continued disclosure referring to specific plans to fund:
* sales and marketing expenses;
* research and development expenses;
* capital expenditures; and
* acquisitions and investments in businesses, services, products or technologies complementary to your current business.
It is unclear whether you would be able to fund all of these expenses and planned expansions of services and staff without utilizing offering proceeds. Your MD&A continues to describe your intention to upgrade and extend your service offerings, develop new technologies, expand domestic and international activities, hire additional sales personnel, website development staff, professional service and custom design resources. Utilizing bullet points rather than a serial list, please revise to quantify the amount of your proceeds allocated to each use or advise how you intend to fund these expenditures. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Key Business Metrics, page 25

8. Regarding prior comment 26 from our last letter, please explain to us and disclose the nature and duration of the attempts you make to maintain subscribers. Describe your historical success rate after three and six months of attempts. Tell us how you factor your success rate into your subscriber count. For example, if after three months of attempts and you historically retain only 25% of non-paying subscribers do you reduce your subscriber counts of non-paying subscribers by an estimate related to that historical retention rate?

Restatement, pages 25-26
9. We note your discussion of the reclassification of convertible redeemable preferred stock. Please revise your disclosure to quantify this $20,829,000 reclassification.

Quarterly Results of Operations, page 41

10. Please revise your presentation to provide a table indicating the line items to which "stock-based compensation" is attributable.
Recently Adopted and Recently Issued Accounting Standards, page 45

11. Your revised disclosures indicate that you have classified your preferred stock between liabilities and stockholders` equity because it is redeemable. Presentation between liabilities and equity is appropriate when an instrument is "conditionally redeemable." Please advise.

Business, page 47

12. In connection with your response to prior comment 32, please briefly discuss the negotiated share conversion ratio, the amount of consideration paid to Innuity for this transaction, and the business reasoning for the recapitalization as the optimum form of business transaction.
Strategic Marketing Relationships, page 57
13. We note your amended disclosure responding to prior comment
33.
Please revise to include a summary of all material terms of your Discover Financial agreement, such as the duration term and any material revenue sharing ratios, consistent with your recent confidential treatment request (#16730). We will provide you with any comments regarding this request under separate cover.

Intellectual Property, pages 59-60
14. Noting your response to prior comments 34, 35 and 36 stating that
you own your software products outright and are not substantially dependent on third parties, with a view toward disclosure, please advise us as to:
* How you define owning your software products "outright;"
* Which of your software products utilize open source code and the specific type of open source software being used, e.g. Linux, MySQL or GNU;
* Why you believe your relationship with these non-employee third party contractors afford you outright ownership such as work made for hire status rather than an assignment or license;
* Why you believe that despite assistance from third party developers, you have not created joint works;
* How your sales of software licenses may be impacted by your use of
open source code; and
* Why you believe your usage of open source code does not require you
to publicly disclose your software code, which may substantially rely
on open source code to function properly.
Employment Agreements, page 67
15. We reissue prior comment 43 from our last letter requesting disclosure of the material terms of the referenced employment agreements, including bonuses, any performance goals, and other
material terms.   For example, we note that your employment
agreement
with Mr. Brown filed as Exhibit 10.7 refers to a target annual bonus of up to 50% of his annual base salary and Mr. Carney`s agreement refers to a target annual bonus of up to 40% of his annual base salary.

Change of Control Provisions, page 67
16. Discuss the cash severance benefit associated with the executive severance benefit plan.
Certain Relationships and Related Party Transactions, page 77
17. We reissue prior comment 48 from our last letter requesting you state the amount of consideration paid for the listed transactions and briefly disclose how management determined the share prices for each transaction. Please explain what you mean when you say that you
"did not negotiate these transactions based on the value of the shares issued or subject to the warrant or based on a price per share, in any of the referenced transactions."

Shares Eligible for Future Sale, page 90

Lock-Up Agreements, page 91
18. We note your response to prior comment 53 from our last letter.
Please advise us as to the circumstances that a particular shareholder could unilaterally request and receive a release from the
FBR lock-up agreement.
Underwriting, page 93
19. In connection with comment 57, we note your statement that electronic invitees may be subject to lock-ups. Please describe how
FBR will determine who among the electronic invitees will be subject to lock-up agreements.
20. We also note in your response to prior comment 57 you state that invitees may generally be allowed to modify or cancel his or her conditional offer until the time of pricing. Please tell us the facts and circumstances whereby invitees will not be allowed to cancel their conditional offers.
21. Please revise your disclosure to convey as described in your response to prior comment 57 that the allocation among invitees will be made in the registrant`s sole discretion.
Financial Statements - Website Pros, Inc.
Report of Independent Registered Public Accountants, page F-2

22. Revise the date of the audit report to refer to the date of Note
2.

Consolidated Statements of Stockholders` Equity (Deficit) and
Convertible Redeemable Preferred Stock, page F-5

23. We note that you have now included an unaudited pro forma consolidated balance sheet to reflect the assumed conversion of your convertible redeemable preferred stock. Tell us why you have not presented a statement of stockholders` equity as of March 31, 2005 reflecting such conversion. We may have further comment.

Note 1. The Company and Summary of Significant Accounting
Policies,
page F-7
Revenue Recognition, page F-7

24. We note your response to prior comment number 62. Your response and revised disclosures refer to vendor-specific objective evidence.
Tell us how this reference complies with paragraph 12 of EITF 00-
21.
Tell us how the "respective fair value" addresses the requirement that the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.

25. You further indicate in response to prior comment number 62 that
the customer support and technical support services were provided as
outsourcing services for a third-party and were unrelated to your customized website services. On page 27 you disclose that cost of revenue includes customer support costs and compensation for your
technical support staff.   Please explain to us the services these
staff are providing and explain how they are not considered support services. Explain their relationship to the customer support and technical support services provided only in 2002 and prior.

26. We note your response to prior comment 63.   Tell us why you
believe labor hours are the appropriate input measure for the proportional performance model in measuring Website design services revenue. Explain why you did not use output measures such as interim deliverables or milestones to measure performance.

27. We note the revisions you have made regarding rights of return for your distributors. Please revise to address any rights of return you allow for sales you make directly to the end user.

28. We note your response to prior comment number 68. You indicate that certain distributors pay upon the sale of the software license to the end-user. Tell us how long it typically takes for your distributors to sell your software licenses to an end user and explain how these terms affect the revenue recognition and credit collection for these sales. Your response indicates that your disclosures on pages 29 and F-8 were revised to disclose the revenue recognition policy related to distributors who pay upon shipment of the software product to end-customers. Please tell us where your disclosures include such revisions or revise accordingly.

29. You disclose on page 57 that you customize the NetObjects Fusion software in order to include it in your OEM`s products. Describe the nature of these services and indicate whether they are essential to the functionality of other elements of your arrangements. Tell us how you recognize revenue for these services and explain how you have considered paragraphs 7 and 63 to 71 of SOP 97-2.

Stock-Based Employee Compensation, page F-11

30. You disclose that in the absence of a liquid market for your stock you determined the fair value to be $0.40. Page 28 of your response appears to indicate a fair value of $0.29. Please advise.
Note 5. Acquisition of Assets from Innuity, Inc., page F-16

31. We note your response to prior comment number 74 and have the following comments:
* Explain to us why you believe the cost approach valuation was a more appropriate method of valuation than the market approach.
* Tell us what consideration you gave to weighting some combination of the methods used.
* Explain the basis for a 25% book value discount on "other long-term assets."
* We note that you have used diluted common stock outstanding in calculating the per share value under the cost approach yet you have used common stock outstanding in your market approach valuation. Please explain to us why you have used different shares outstanding amounts in these calculations.
* Tell us whether the enterprises used in the market approach were public or private enterprises. If these enterprises were public enterprises, tell us how you considered the use of a marketability discount.
* Describe in detail how you calculated the value using the discounted cash flow approach. Tell us through what year you projected the operating results used in the valuation.
Note 9.  Stock Based Compensation Plans, page F-18

32. We have considered your responses to prior comments number 76
and
do not believe the method used to determine the fair value of shares
underlying stock options awarded is appropriate.  In this regard, we
note that the values of common shares underlying stock options granted in the period June to December 2004 were determined based on a straight-line appreciation of value of your preferred stock.
This
method does not appear to be objectively supportable or based on generally accepted valuation methodologies. In view of this, supplementally tell us how you considered the guidance provided in paragraph 4 footnote 4 and paragraph 131 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued As Compensation" (the "Practice Aid"). In addition, explain why you believe that use of a straight-lining method between two disparate points of time is not inconsistent with the condition in paragraph 11 of the Practice Aid which would call for the preferred stock to be a current transaction.

33. In supporting your belief that straight-line appreciation is reasonable you indicate that revenue of the Company was growing on a relatively consistent basis over that period. For fiscal 2004 provide your monthly profit and loss statements and describe any significant events that you did or did not consider as possibly impacting the company.

34. Supplementally, tell us whether your independent auditor consulted with their national office with respect to the valuation of common shares underlying your option awards. If so, please provide the name of the person with whom they consulted.

35. We note your response to prior comment number 77 regarding the use of Series A and B convertible redeemable preferred stock to value
your common stock.   We note you have used what appears to be an
arm`s-length cash transaction of preferred stock with unrelated parties as an "observable price" for purposes of determining a quoted market price of your stock. The conditions in paragraph 11 of the Practice Aid call for equity securities in such transactions to be the same securities as the common stock for which the fair value determination is being made and the transaction is, among other things, a current transaction between willing parties not under terms or condition arising from a prior transaction. Tell us how your use of the Series A and B convertible redeemable preferred stock in valuing your common stock complies with paragraph 11 of the Practice
Aid.

36. We note your response to prior comment number 78. Please note that we may have further comment once you determine your proposed
IPO
price or become aware of the estimated price range.

37. Revise to include the disclosures in paragraph 182 (b) of the Practice Aid.

Note 18. Subsequent Events, page F-28

Acquisitions, page F-30

38. We note your response to prior comment number 81. Supplementally tell us how you determined the fair value of the shares issued in the
E.B.O.Z acquisition. Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed. Explain any disparity between the common stock fair value determinations and your expected IPO price. Describe and disclose the material assumptions used in your valuations. Tell us what consideration you gave to incorporating the valuation for shares issued in the E.B.O.Z. acquisition into your stock based compensation valuations for 2004.

39. Confirm to us that you have not included the 927,624 shares, which are contingently issuable, in the determination of the purchase price. Disclose your intended accounting for these shares. Additionally, revise your disclosure to disclose the total purchase price of the E.B.O.Z acquisition. Also tell us how you considered the contingently issuable shares when calculating significance under the investment test.

Financial Statements - Leads.com Inc.

Note 2. Property and Equipment, page F-39

Intangible Asset

40. We note your response to prior comment number 83. You indicate that there are no legal, regulatory or contractual factors which would limit the life of the asset. Tell us whether you will need to renew your domain name. If you will need to renew, when will it need to be renewed and at what cost is the renewal. If you will be required to renew the domain name tell us why you do not believe this is a contractual factor which would limit the life since domain names meet the contractual-legal criterion for recognition apart from goodwill. See paragraph A17 of SFAS 141.
Pro Forma Financial Statements, page F-47

41. Your response to prior comment number 84 indicates that your negotiations were based on the number of shares to be issued and not the per share value. Describe in detail how you determined the number of shares issued in the Leads.com acquisition. We further note that the value of the Leads.com options was determined by the Black Scholes model using $1.7569 as the fair value of the Leads.com stock. Tell us how you determined the fair value of the Leads.com stock used in the Black Scholes calculation.

42. In determining the value of the shares issued explain to us what consideration you gave to incorporating the Leads.com valuation into your stock based compensation valuations for 2003 and 2004.

Part II
Item 15. Recent Sales of Unregistered Securities, pages II-2-II-4
43. Please confirm to us that you have disclosed all private sales made in connection with the April and May 2005 filing of Form D notices as referenced in prior comment six from our last letter.
44. We reissue prior comment 89 from our last letter. Item 701(c) of
Regulation S-K required disclosure of the aggregate "amount" of consideration received by the registrant even for non-cash sales.
45. In connection with prior comment 90 from our last letter, we note your amended disclosure simply refers to Regulation D rather than the specific rule promulgated under Regulation D, such as Rule 506. Please revise.


* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Davis at (202) 551-3408 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3730 with any other questions.


      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:	James F. Fulton, Jr., Esq.(via facsimile)
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA 94306
	Facsimile:  (650) 849-7400

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Mr.  David Brown
Website Pros, Inc.
July 1, 2005
Page 11